August 12, 2008

VIA EDGAR ONLY

Tracey Houser

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Ethanol, Inc.
Your Letter dated July 23, 2008
Form 10-KSB for the year Ended December 31, 2007
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2008
File No. 333-145991

Dear Mr. Houser:

In relation to the responses to the staff’s comment letter of July 23, 2008 relating to the above referenced reports, please be advised that:

          (a)        Northern Ethanol, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced reports;

          (b)        the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)        we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

NORTHERN ETHANOL, INC.

s/ Gordon Laschinger

Gordon Laschinger,

Chief Executive Officer